02030343

4-11-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 11, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein as Exhibit A is the Registrant's Press Release dated April 11, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________
Amit Levin
Chief Executive Officer

Dated: April 11, 2002

Exhibit A

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YOUR GREAT MOMENTS

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav-Cable Systems Media Ltd. to sell 7.7% of Israeli cellular operator, Partner Communications Company Ltd.

NETANYA, Israel – April 11, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV) announced that the Company and its wholly owned subsidiary have entered yesterday evening into several conditional agreements, pursuant to which the Company intends to sell to a subsidiary of Hutchison Whampoa Ltd., 13,778,668 shares of Partner Communications Company Ltd. (the "**Shares**"), which comprise 7.7% of Partner's issued and outstanding share capital. The Shares, which represent approximately 50% of the Company's holdings in Partner, are beneficially held through the Company's Matav Investment and Matbit Telecommunication System subsidiaries (the "**Agreements**").

The Shares are to be sold at a price of US$4.5295 per share. The gross consideration to the Company will be approximately US$62,410,000, and may be adjusted to up to US$67,640,000, pursuant to a certain agreed formula, six months after the completion of the Agreements.

The Agreements are subject to certain conditions precedent which must be met by 18 April 2002, including, inter alia, confirmation from Bank Hapoalim that it will not require Partner to repay its portion of Partner's credit facility on terms different from those applicable to the other banks participating in that credit facility and approval of the Israeli Ministry of Communications.

Upon completion of the sale, the Company's shareholding in Partner will be approximately 7.5%.

Matav expects that nearly all of the consideration will be recorded as capital gain.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Currently, Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on

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YOUR GREAT MOMENTS

pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel Matav Cable Systems Tel.+972-9-860-2261